Exhibit 99.2

Amaya Shareholders Approve Resolutions at Shareholder Meeting

MONTREAL, CANADA/June 22, 2015 - Amaya Inc. (“Amaya” or the “Corporation”)(TSX:AYA; NASDAQ:AYA) is pleased to announce that all resolutions considered at today’s annual and special meeting of shareholders (the “Meeting”) were approved by the Corporation’s shareholders (the “Shareholders”).

Resolutions approved by Shareholders present in person or represented by proxy at the Meeting were as follows:

•	All candidates proposed as directors were duly elected to the board of directors of the Corporation (the “Board”) by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting, as follows:

Name	For Number %		Withheld Number %
David Baazov	76,322,533	99.57%	329,058	0.43%
Daniel Sebag	74,227,792	96.84%	2,423,799	3.16%
Gen. Wesley Clark	76,022,866	99.18%	628,725	0.82%
Divyesh (David) Gadhia	76,424,854	99.70%	226,737	0.30%
Harlan Goodson	76,409,204	99.68%	242,387	0.32%
Dr. Aubrey Zidenberg	75,200,282	98.11%	1,451,309	1.89%

•	David Baazov, Daniel Sebag, Gen. Wesley Clark, Divyesh (David) Gadhia, Harlan Goodson and Dr. Aubrey Zidenberg were all re-elected to the Board for the ensuing year or until their successors are appointed.

•	Deloitte LLP was appointed as independent, external auditors of the Corporation for the ensuing year or until their successors are appointed, and the directors of the Corporation were authorized to fix their remuneration.

•	A new equity incentive plan of the Corporation was adopted and amendments to the existing stock option plan of the Corporation (the “SOP”) to limit the terms of shares issuable thereunder to the number of options currently outstanding thereunder as of the date of the Meeting was approved.

•	Amendments to the SOP to extend the expiry date of options outstanding thereunder by 24 months were also approved.

The resolutions are described in more detail in the Corporation’s Management Information Circular of the Corporation dated May 14, 2015.

ABOUT AMAYA

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand. Amaya also provides B2B interactive gaming solutions to the regulated gaming industry.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com.

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com.